1810 Chapel Avenue West Suite 200 Cherry Hill, N.J. 08002 (856) 382-8550 www.lexnovalaw.com	Markley S. Roderick, Esquire Member of the NJ and PA Bar Direct Dial (856) 382-8402 mroderick@lexnovalaw.com

LIMITED LIABILITY COMPANY

June 9, 2021

Filed Via EDGAR with Copy By Email

Division of Corporate Finance

Office of Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Energy Portfolio 4 USA LLC (the “Company”)

Draft Offering Statement on Form1-A

Submitted April 13, 2021

CIK 0001853011

Dear Sir/Madam:

This is in response to your letter of May 10, 2021. We have copied below the comments from your letter and provided the company’s response below each comment.

Also enclosed are clean and blacklined versions of the Offering Statement reflecting the changes we have made in response to your comments.

This letter, the Offering Statement, and the related documents have also been filed through EDGAR.

Your Comment #1 – Draft Offering Statement on Form 1-A

Risks of Investing, Conflicts of Interest, page 13

Please revise to disclose the involvement of your Manager and management team with Energea Portfolio 1 LLC and Energea Portfolio 2 LLC, each of which is conducting a Regulation A offering concurrently with this offering, and please discuss any related conflicts of interest.

Our Response:

We have identified Energea Portfolio 1 LLC and Energea Portfolio 2 LLC in this risk factor. Apart from the expenditure of time, we do not believe there are other material conflicts of interest involved with these entities. Both are focused exclusively on projects in Brazil, while the Company is focused on projects in the U.S.

Your Comment #2 – Key Contracts, page 23

Please clarify whether you have entered into any agreements relating to the West School Project. In this regard, we note the agreements entered into by Phytoplankton Ponus Ridge Solar LLC and the form of Membership Interest Purchase Agreement between you and Plankton Energy LLC, which appear to relate to the West School Project and are filed as exhibits to your offering statement. In additions, revise to provide details regarding the status of any ongoing negotiations and to explain your basis for this statement (underlining added here for emphasis): “The Estimated Results of Operations for each Project, including the West School Project, are based on contracts that have already been negotiated or as the Manager expects them to be negotiate.” Lastly, please provide current disclosure regarding the status of the contracts and the potential impact of any material provisions which might come into play due to delays or resulting from insufficient funding. For example, we note the “energy delivery” requirements described in Section 3.4 of the solar power purchase agreement provided as exhibit 1A.4C. In that regard, it appears that New Canaan Public Schools can terminate the agreement if energy is not delivered within one month of the specified deadline of June 8, 2021.

Our Response:

All agreements for the West School Project have now been executed. We have deleted the underlined phrase.

The Project is almost complete and the Company does not believe there is a material risk of missing the deadline for producing electricity.

Your Comment #3 – Management Discussion, Operating Results, page 41

You disclose here that you have acquired one Project under construction. You also disclose on page A-6 that you own the West School solar project. However you disclose on page 10 and elsewhere that you have not yet acquired any Projects. Please revise your disclosure to address this discrepancy.

Our Response:

We have changed the disclosure on page 10.

Your Comment #4 – Liquidity and Capital Resources, page 41

We note you have limited operations and have not generated any revenue or income to date. Please tell us why you have not provided disclosures indicating that there is substantial doubt about your ability to continue as a going concern in your discussion of liquidity and capital resources and in the report provided by your auditors. Please revise as necessary.

Our Response:

Energea Global LLC has advanced $500,000 to the Company to ensure that the Company can acquire and operate the West School project. We have added this disclosure.

Your Comment #5 – Financial Statements, page F-4

We note you only include an audited balance sheet as of March 11, 2021. Please include audited statements of comprehensive income, cash flows and changes in members’ equity or tell us how your presentation of a balance sheet only complies with paragraph (c) of Part F/S of Form 1-A and Rule 8-02 of Regulation S-X.

Our Response:

Please refer to paragraph (b)(3)(D) of Part F/S of Form 1-A. We believe, and secondary sources confirm, that for a newly-formed issuer this paragraph required only a audited balance sheet as of the date of inception, and no income statements. This rule is not changed by paragraph (c) of Part F/S. Rule 8-02 of Regulation S-X is consistent with this conclusion.

Your Comment #6 - Exhibits

You disclose on page 34 of your offering statement that a vote to remove the Manager for cause must be approved by Investor Members owning at least two-thirds of the outstanding Investor Shares. However, Section 5.6.1 of your Limited Liability Company Agreement filed as Exhibit 1A-2B states the Manager may be removed by the affirmative vote of Investor Members holding seventy five percent (75%) of outstanding Investor Shares. Please revise your offering statement disclosure or Limited Liability Company Agreement to address this discrepancy.

Our Response:

We have corrected the Offering Circular.

Your Comment #7 - General

Please provide us with an analysis of how the Energea Portfolio 1 LLC and Energea Portfolio 2 LLC offerings differ from this offering such that the offerings should not be aggregated for purposes of the $75 million maximum permitted under Regulation A. In particular, we note Energea Portfolio 1 LLC and Energea Portfolio 2 LLC are both also raising capital to acquire, develop, and operate solar energy projects concurrently with this offering. They are also both under common control with your company as you share the same Manager (Energea Global, LLC) and management team.

Our Response:

There are at least two reasons why the offering conducted by the Company should not be aggregated with the offerings conducted by Energea Portfolio 1 LLC and Energea Portfolio 2 LLC for purposes of 17 CFR §230.251(a)(2).

First and foremost, the Company will own different projects. Each project has different customers, different locations, different engineering, and so forth. No two solar projects are identical just as no two apartment complexes are identical. The fact that all the projects produce solar power doesn’t mean the three companies are the same issuer. For example, the Fundrise family of funds all invest in real estate projects, but that doesn’t mean all the funds should be treated as one for purposes of 17 CFR §230.251(a)(2).

Second, the Company will invest in a different country than Energea Portfolio 1 LLC and Energea Portfolio 2 LLC.

The portfolios are separate precisely because they are different from one another. The idea is to give prospective investors choices in the business model in which they prefer to invest.

Your Comment #8 - General

Disclose the status of the two other Energea offerings, quantifying in each case as of the latest practicable date the amount of securities sold, the amount remaining unsold, and the number of projects purchased. We note the discussion you provide at page 10 regarding the risk resulting from selling less than the $75,000,000 worth of securities you are offering in this offering statement.

Our Response:

The following information is as of 04/30/2021:

	Capital Raised	Maximum Raise	Projects Acquired
Energea Portfolio 1 LLC	$230,510	$50,000,000	Two
Energea Portfolio 2 LLC	$650,590	$50,000,000	Three

*****

Thank you for you continued attention to this matter. Please let me know if you have further questions or need additional information.

Very truly yours,

Lex Nova Law, LLC

/s/ Markley S. Roderick
Markley S. Roderick

MSR/jae

Enclosure

cc:	Mr. Michael Silvestrini